United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Please vote “AGAINST” Reid Hoffman for Microsoft Corporation’s Board of Directors

LinkedIn co-founder continues to demonstrate that he cannot comport himself with maturation and dignity befitting leadership of a major multinational company

PROXY MEMORANDUM

TO: Shareholders of Microsoft Corporation

RE: The case for voting AGAINST Reid Hoffman for the Board of Directors for the Company (Director Nominee 1a).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote AGAINST Mr. Hoffman (Nominee 1a) following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Reid Hoffman (Nominee 1a) representing the Microsoft Corporation (“Microsoft” or “Company”) Board of Directors, as listed on the 2025 proxy ballot.

Introduction

This is the third consecutive year that NLPC has urged shareholders to vote against Mr. Hoffman. Our prior Notices of Exempt Solicitation on file with the U.S. Securities and Exchange Commission—filed in 2023[1] and 2024[2]—laid out in detail a pattern of poor judgment, intemperate rhetoric, and ethically questionable political activities that are inconsistent with the fiduciary temperament expected of a director at one of the world’s most consequential companies. Those concerns have not abated. In many respects they have intensified over the past year.

Our objection is not that Mr. Hoffman supports Democratic candidates. Many politically active Fortune 500 directors do. The issue is temperament, ethics, and judgment. If a director is willing to fund and excuse dirty tricks, deceptive vehicles, and lawfare in the political arena—and refuses to fully own it when exposed—shareholders are justified in asking whether he would behave differently when representing Microsoft’s interests. That answer goes to the core of the Company’s Trust Code, its public reputation, and its ability to engage credibly with customers and governments worldwide.

Summary of Prior Concerns (2023–2024)

Over the past two years, NLPC has documented the following:

•Epstein/Media Lab ties and judgment failures. Mr. Hoffman maintained associations around the MIT Media Lab and Jeffrey Epstein well after Epstein’s criminal status was common knowledge, including travel and fundraising interactions, and emails acknowledging Epstein’s “perverse” reputation while continuing engagement.3 4

1 See https://www.sec.gov/Archives/edgar/data/789019/000109690623002107/nlpc_px14a6g.htm.

2 See https://www.sec.gov/Archives/edgar/data/789019/000109690624002081/nlpc_px14a6g.htm.

3 Ronan Farrow. “How an Élite University Research Center Concealed Its Relationship with Jeffrey Epstein.” The New Yorker, September 6, 2019. See https://www.newyorker.com/news/news-desk/how-an-elite-university-research-center-concealed-its-relationship-with-jeffrey-epstein.

4 Khadeeja Safdar & David Benoit. “Epstein’s Private Calendar Reveals Prominent Names, Including CIA Chief, Goldman’s Top Lawyer,” Wall Street Journal, April 30, 2023. See https://www.wsj.com/us-news/jeffrey-epstein-calendar-cia-director-goldman-sachs-noam-chomsky-c9f6a3ff.

•Deceptive political operations and dark-money vehicles. Mr. Hoffman’s funding was linked to Project Birmingham, which impersonated conservative voices and fabricated “Russian bot” support in the 2017 Alabama Senate race; he later apologized.5 He also backed ACRONYM/Courier Newsroom, partisan sites dressed as local news.6

•Financing lawfare. He underwrote E. Jean Carroll’s litigation against Donald Trump via opaque structures, while evading transparency for himself.7

•Sun Valley “martyr” remark. In 2024, following a high-profile exchange, Mr. Hoffman reportedly quipped that he “wished [he] had made [Trump] an actual martyr,” later “regretting” the word rather than offering a direct apology.8

•Post-election conduct unlike Big Tech peers. After the 2024 election, leaders such as Jeff Bezos, Tim Cook, Mark Zuckerberg, and even Microsoft’s Satya Nadella issued pragmatic, conciliatory statements; Mr. Hoffman notably did not.9 10

These incidents established a pattern: impulsive rhetoric, vindictive tactics, and evasion of responsibility—traits inconsistent with the sober temperament expected of a Microsoft director.

Developments Since the 2024 Election

1) Defense Innovation Board Exit: A Case Study in Consequences

In 2025, Mr. Hoffman departed the U.S. Department of Defense’s Defense Innovation Board, an advisory body that requires credibility across administrations and non-partisan comportment.11 This outcome is unsurprising: a director whose public rhetoric included the “actual martyr” quip and whose political conduct features deception and lawfare is a poor fit for sensitive national-

5 Tony Romm, Craig Timberg & Aaron C. Davis. “Internet billionaire Reid Hoffman apologizes for funding a group tied to disinformation in Alabama race,” Washington Post, December 26, 2018. See https://www.washingtonpost.com/technology/2018/12/26/internet-billionaire-reid-hoffman-apologizes-funding-group-behind-disinformation-alabama-race/.

6 Joshua Green. “The Left’s Plan to Slip Vote-Swaying News Into Facebook Feeds,” Bloomberg Businessweek, November 25, 2019. See https://www.bloomberg.com/news/features/2019-11-25/acronym-s-newsrooms-are-a-liberal-digital-spin-on-local-news.

7 “Reid Hoffman Funded E. Jean Carroll’s Lawsuit Against Trump — But Won’t Sue Elon Musk Himself,” National Legal and Policy Center, March 3, 2025. See https://nlpc.org/corporate-integrity-project/reid-hoffman-funded-e-jean-carrolls-lawsuit-against-trump-but-wont-sue-elon-musk-himself/.

8 “More Reid Hoffman Accountability Avoidance: ‘Martyr’ Comment Just an ‘Echo’,” National Legal and Policy Center, July 26, 2024. See https://nlpc.org/corporate-integrity-project/more-reid-hoffman-accountability-avoidance-martyr-comment-just-an-echo/.

9 Kyle Khan-Mullins & Phoebe Liu. “Here’s What Billionaires Are Saying Online in Response To Trump’s Victory,” Forbes, November 7, 2024. See https://www.forbes.com/sites/kylemullins/2024/11/06/what-billionaires-saying-in-response-trump-victory-harris-presidential-election/.

10 Robert Safian. “LinkedIn billionaire Reid Hoffman on staying positive after Trump’s win,” Fast Company, Nov. 9, 2024. See https://www.fastcompany.com/91225794/linkedin-billionaire-reid-hoffman-on-staying-positive-after-trumps-win.

11 Paul Chesser. “Reid Hoffman Gone from Defense Innovation Board,” National Legal and Policy Center, Jan. 20, 2025. See https://nlpc.org/government-integrity-project/reid-hoffman-gone-from-defense-innovation-board/.

security advisory roles. His exit underscores the practical consequences of temperament and judgment failures.

For Microsoft, a top federal cloud, security, and AI contractor, the implication is plain: a director whose public behavior renders him untenable for a federal advisory panel hardly enhances Microsoft’s standing with the U.S. government. Microsoft’s board should strengthen—not complicate—the Company’s credibility with policymakers and customers who expect professionalism and restraint.

2) Ongoing Lawfare, Litigation Funding, and Transparency Concerns

Mr. Hoffman’s 2025 footprint shows no meaningful restraint. Reporting and filings this year link him and his network to litigation-funding ecosystems surrounding defamation and election-related cases—including matters involving Smartmatic, Fox, and continued support for E. Jean Carroll.[12] [13] [14] [15] [16] [17] The throughline is familiar: the weaponization of courts and public communications against political opponents, financed through layers that obscure who is paying and to what end.

The standard for a Microsoft director should be higher. A person who repeatedly backs covert or deceptive tactics, and then minimizes or deflects when exposed, cannot credibly serve as a fiduciary for a company whose business—and public standing—depend on trust and integrity. The question is not whom he supports; it is whether his methods and evasions comport with Microsoft’s governance values.

12 Sara Dorn. “Reid Hoffman Denies Musk Allegations He Helped Fund Tesla Protests,” Forbes, March 10, 2025. See https://www.forbes.com/sites/saradorn/2025/03/10/reid-hoffman-denies-musk-allegations-he-helped-fund-tesla-protests/.

13 Emily R. Siegel. “Fox Sues LinkedIn Co-Founder Reid Hoffman for Litigation Funding Info,” Bloomberg Law, Feb. 3, 2025. See https://news.bloomberglaw.com/business-and-practice/fox-sues-linkedin-co-founder-hoffman-for-litigation-funding-info.

14 Brianna Lymon. “Filing: Smartmatic Hid Meeting With Dem Megadonor Who Financed Its Suit Against 2020 Election Reporting,” The Federalist, May 8, 2025. See https://thefederalist.com/2025/05/08/filing-smartmatic-hid-meeting-with-dem-megadonor-who-financed-its-suit-against-2020-election-reporting/.

15 Chuck Ross. “Dem Megadonor Reid Hoffman, Who Wanted To Make Trump a ‘Martyr,’ Serves on Microsoft, Pentagon Boards,” Washington Free Beacon, July 16, 2024. See https://freebeacon.com/democrats/dem-megadonor-reid-hoffman-who-wanted-to-make-trump-a-martyr-serves-on-microsoft-pentagon-boards/.

16 Victoria Taft. “Elon Musk Dishes About the Darker Side of a Tech Billionaire with Epstein Ties,” PJ Media, March 10, 2025. See https://pjmedia.com/victoria-taft/2025/03/10/v-ip-elon-hoffman-epstein-n4937742. Taft reports, “in the E. Jean Carroll case, the New York state legislative Democrats passed a bespoke, temporary law they called the New York Adult Survivors Act, which momentarily lifted the statute of limitations on sexual assault cases (though decades old), long enough for Hoffman's bought and paid for defamation Carroll v. Trump to be slid into the court process.”

17 Jason Cohen. “‘It’s Just So Delicious’: E. Jean Carroll Goes On Unhinged Rant About Taking ‘Revenge’ On Trump,” Daily Caller News Foundation, June 18, 2025. See https://dailycallernewsfoundation.org/2025/06/18/its-just-so-delicious-e-jean-carroll-goes-on-unhinged-rant-about-taking-revenge-on-trump/.

3) Deception-Adjacency and ‘Astroturf’ Political Vehicles

Post-election coverage highlighted efforts like Women4Us, presented as “GOP women for Kamala Harris,” which drew scrutiny over funding provenance, including support from Mr. Hoffman and allied committees. Critics cast these as deceptive persuasion vehicles designed to mislead voter identity rather than debate ideas.18 19 20 21 This sits alongside earlier Courier/ACRONYM activity and 2018’s Project Birmingham.

Again, this is not about party; it’s about methods. A Microsoft director who repeatedly appears near identity-misrepresenting vehicles undermines the Company’s own claim to principled, transparent conduct. If customers and public officials believe Microsoft tolerates deception when it is politically convenient for a director, everyone loses—starting with shareholders.

4) AI, Industry Conflicts, and Public Feuds

In parallel, Mr. Hoffman’s AI and venture entanglements continue to present potential conflicts with Microsoft’s strategic interests—while his public feuds, especially with Elon Musk, amplify perceptions of pettiness and partisanship in an area (AI policy) where Microsoft must appear judicious and national-interest-minded.22 23 24 Reports and commentary this year connected organizations he supports with anti-Tesla protest activity and policy agitation—claims he has denied—but the larger point for shareholders is his instinct to fight publicly, personally, and politically in a domain that directly touches Microsoft’s core strategy.

Even where specific allegations are disputed, the persistent drama is not a virtue for a Microsoft director. The board’s job is not to wage personal crusades in public; it is to exercise calm judgment on behalf of all shareholders.

18 Matt Lamb. “Group of pro-abortion ‘Republican women’ for Kamala Harris funded by Democratic megadonor,” LifeSiteNews.com, Oct. 31, 2024. See https://www.lifesitenews.com/news/group-of-pro-abortion-republican-women-for-kamala-harris-funded-by-democratic-megadonor/.

19 Gabe Kaminsky. “Reid Hoffman revealed as top donor of ‘GOP women’ PAC boosting Harris,” Washington Examiner, October 24, 2024. See https://www.washingtonexaminer.com/news/campaigns/3201585/reid-hoffman-donor-gop-women-pac/.

20 Chuck Ross. “Reid Hoffman, Democratic Megadonor Linked to Jeffrey Epstein, Is Largest Donor to ‘Republican’ Women’s Group Opposing Trump,” Washington Free Beacon, October 23, 2024. See https://freebeacon.com/elections/reid-hoffman-democratic-megadonor-linked-to-jeffrey-epstein-is-largest-donor-to-republican-womens-group-opposing-trump/.

21 Tarini Parti & Ken Thomas. “Too Little, Too Late? Pro-Harris PAC Takes Flak for Spending Decisions,” Wall Street Journal, November 21, 2024. See https://www.wsj.com/politics/elections/too-little-too-late-pro-harris-pac-takes-flak-for-spending-decisions-c40b7088.

22 Lloyd Lee. “Elon Musk has a 'serious conflict of interest' due to xAI and his relationship with Trump, LinkedIn cofounder says,” Business Insider, Nov. 23, 2024. See https://www.businessinsider.com/reid-hoffman-elon-musk-conflict-of-interest-trump-ai-policies-2024-11.

23 Effie Webb. “Reid Hoffman doesn't want Big Tech's pivot from fact-checking to mean more misinformation,” Business Insider, Feb. 10, 2025. See https://www.businessinsider.com/linkedin-reid-hoffman-content-moderation-mark-zuckerberg-trump-2025-1.

24 Christiaan Hetzner. “Elon Musk claims anti-Tesla protests are being astroturfed by Democratic megadonors George Soros and Reid Hoffman,” Fortune, March 10, 2025. See https://www.fortune.com/2025/03/10/elon-musk-anti-tesla-protests-financed-democrat-donors-george-soros-reid-hoffman/.

5) “Trust in Institutions”—While Eroding It

In 2025 Mr. Hoffman helped launch a $10 million “trust in institutions” challenge, casting himself as a philanthropist healing civic confidence.[25] But credibility requires consistency. It is difficult to reconcile a public campaign to “restore trust” with a history of deception-adjacent vehicles, disinformation-linked projects, and lawfare funding—all which erode trust.

Trust is not a press release; it is a pattern. Microsoft’s stakeholders—customers, developers, regulators, and investors—watch whether its directors live the values they advertise.

6) Unabated Trump Obsession and Temperament Outlier

Most tech leaders moved past the 2024 election with practical engagement; Mr. Hoffman did not. Coverage and interviews chronicled his continuing fixation on Trump—from lamentations about Silicon Valley “relationships” to attempts at upbeat spin that still framed the electorate as a danger and his peers as naïve.26 27 28 His “martyr” line will follow him, because it perfectly captures the reckless cadence that has characterized his political interventions.

Microsoft does not need a director who relitigates partisan battles on social media and in the press while claiming to champion trust and unity. It needs directors who discipline themselves—who say “no” to stunts and “yes” to standards.

Why This Matters for Microsoft

Microsoft’s Standards of Business Conduct (“Trust Code”) emphasize principled behavior, transparency, and accountability for employees, officers, and directors alike.29 A director who has repeatedly funded deception-tinted vehicles, backed lawfare, refused full accountability, and inflamed rhetoric against tens of millions of Americans does not uphold that standard in spirit or in practice.

25 “Lever for Change and Reid Hoffman Announce $10 Million Challenge to Increase Trust in U.S. Institutions,” Dec. 12, 2024. See https://www.benzinga.com/content/42463412/lever-for-change-and-reid-hoffman-announce-10-million-challenge-to-increase-trust-in-u-s-institution.

26 Russell Payne. “Everyone is taking their skim: How Democratic consultants cashed in on Harris’ losing campaign,” Salon, November 24, 2024. See https://www.salon.com/2024/11/24/everyone-is-taking-their-skim-how-democratic-consultants-cashed-in-on-harris-losing-campaign/.

27 Alice Tecotzky & John L. Dorman. “Reid Hoffman says he's not planning on leaving US but puts chance of Trump retaliation at over 50%,” Dec. 16, 2024. See https://www.businessinsider.com/reid-hoffman-trump-retaliation-kamala-harris-support-election-2024-12.

28 Ariel Zilber. “LinkedIn billionaire Reid Hoffman fears Trump will have IRS audit him as revenge for supporting Kamala Harris: ‘He was threatening personal and political retaliation’,” New York Post, Dec. 16, 2024. See https://nypost.com/2024/12/16/business/linkedin-billionaire-reid-hoffman-fears-trump-will-have-irs-audit-him/.

29 Trust Code: Microsoft Standards of Business Conduct, Microsoft Corporation, viewed Nov. 7, 2025. See https://www.microsoft.com/en-us/legal/compliance/sbc.

This is not a theoretical branding issue. Microsoft depends on government trust (federal, state, and international), enterprise customer confidence, and a developer ecosystem that expects corporate leaders to act like responsible stewards. A director who has already proven untenable for a high-profile federal advisory board is unlikely to enhance Microsoft’s position with those same stakeholders.

Put simply: Microsoft shareholders deserve directors whose conduct reduces risk, builds coalitions, and elevates the Company’s standing. Mr. Hoffman does the opposite. He is unworthy of the distinction of representing Microsoft.

Conclusion

Board service is a privilege, not an entitlement. The record presented over three consecutive years shows that Mr. Hoffman’s temperament, methods, and evasions are inconsistent with Microsoft’s values and the duties of a director. He has chosen misleading tactics, funded lawfare, and embraced rhetoric that divides rather than persuades—then declined to fully own the consequences.

For these reasons, the National Legal and Policy Center urges our fellow shareholders to vote AGAINST Reid Hoffman (Director Nominee 1a) for Microsoft Corporation’s Board of Directors.

Photo credits:

Page 2 – Reid Hoffman/Joi, Creative Commons

Page 4 – Reid Hoffman/Joi, Creative Commons

Page 6 – Reid Hoffman/Joi, Creative Commons

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For questions regarding Microsoft Corporation – Proposal 1a – National Legal and Policy Center’s opposition to Reid Hoffman’s re-election as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.